EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,

	2003(1)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$66,010	$104,617	$260,160	$151,175	$155,704	$158,670	$117,482
Add:
Interest expense	94,913	90,399	176,186	105,817	114,041	99,261	65,312

Earnings as adjusted	$160,923	$195,016	$436,346	$256,992	$269,745	$257,931	$182,794

Combined fixed charges and Preferred Unit distributions:
Interest expense	$94,913	$90,399	$176,186	$105,817	$114,041	$99,261	$65,312
Capitalized interest	8,911	11,870	21,652	20,294	24,317	31,912	29,942

Total fixed charges	103,824	102,269	197,838	126,111	138,358	131,173	95,254

Preferred Unit distributions	15,609	17,440	34,024	22,277	25,340	23,733	20,938

Combined fixed charges and Preferred Unit distributions	$119,433	$119,709	$231,862	$148,388	$163,698	$154,906	$116,192

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.4	1.6	1.9	1.7	1.6	1.7	1.6

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.

(2)	The six months ended June 30, 2003 include $25.0 million in expense for estimated and incurred legal fees for our counsel and plaintiffs’ counsel, estimated settlement costs based upon the current status of discussions, additional resident property repair and replacement costs and temporary resident relocation expenses associated with moisture infiltration and resulting mold issues at Harbour House, a Southeast Florida high-rise property that became subject to litigation in the third quarter of 2002.